------               U.S. SECURITIES &          ------------
          FORM 4              EXCHANGE COMMISSION         OMB APPROVAL
          ------            Washington, D.C.  20549       ------------

[ ]  Check this box if                            OMB Number       3235-0287
     no longer subject                            Expires:    April 30, 1997
     Section 16. Form 4                           Estimated average burden
     or Form 5 obliga-                            hours per response . . 0.5
     tions may continue.
     See Instruction 1(b).

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
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1.   Name and Address of Reporting Person

         Simons       Ralph        J. Jr.
     ------------------------------------
         (Last)      (First)     (Middle)

                 2835 Helen Street
     ------------------------------------
                    (Street)

          Augusta    Georgia        30904
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
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3.   IRS or Social Security Number of Reporting Person

     ###-##-####
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4.   Statement for Month/Year

     March 1997
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

                Director             10% Owner
     ---------            ---------
         X      Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------

     Vice President

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
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                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                   3.           4.
                                   Transaction  Securities Acquired (A) or Disposed
                                   Code         of (D) (Instr. 3, 4 and 5)
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                                                                                     5. Amount of
                                                                                     Securities     6. Ownership   7. Nature of
                      2.                                                             Beneficially   Form: Direct      Indirect
                      Transaction                                                    Owned at End   (D) or            Beneficial
1.                    Date                                                           of Month       Indirect (I)      Ownership
Title of Security     (MM/DD/YY)    Code     V     Amount      (A) or (D)    Price   (Inst. 3 & 4)  (Instr. 4)        (Instr. 4)
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
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          3/27/97        J<F1>   V       590.75       A        $21.056   2,771.4200    I                 By ESOP
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Common Stock          --             --      --       --          --          --     70,356.7928    D                 --
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
<F1> Allocation of shares on 3/27/97 under the Merry Land & Investment Company, Inc. Employee Stock Ownership Plan under Rule
     16b-3(c) in an allocation of shares purchased by the ESOP, as of 12/30/96 at a price of $21.056 per share.

FORM 4 (continued)         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned                     Page 2
                                   (e.g. puts, calls, warrants, options, convertible securities)
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                             4.<F4>       5.<F5>       6.<F6>            7.<F7>
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                                                           Date   Expira-
                                                          Exer-     tion
1.<F1>   2.<F2>    3.<F3>      Code   V     (A)    (D)    cisable   Date      Title   Shares  8.<F8>   9.<F9>   10.<F10>  11.<F11>
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
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
<F1>   Title of Derivative Security (Instr. 3)
<F2>   Conversion or Exercise of Price of Derivative Security
<F3>   Transaction Date (MM/DD/YY)
<F4>   Transaction Code (Instr. 8)
<F5>   Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
<F6>   Date Exercisable and Expiration Date (MM/DD/YY)
<F7>   Title and Amount of Underlying Securities (Instr. 3 and 4)
<F8>   Price of Derivative Security (Instr. 5)
<F9>   Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)
<F10>  Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
<F11>  Nature of Indirect Beneficial Ownership (Instr. 4)
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